February 1, 2006


Michael K. Karney
Branch Chief (Legal)
Securities and Exchange Commission

    Re:  Knickerbocker Capital Corporation
         Registration Statement on Form 10-SB
         Filed January 3, 2006
         File No. 0-51705


Dear Mr. Karney:

In response to Part II of your comments in your letter of January 11th regarding blank check companies and their stock restrictions.

I believe Knickerbocker Capital should be treated as a dormant company instead of a blank check company because of the history of company, which is as follows:

Knickerbocker completed an S-18 registered offering of its common stock on April 7, 1988, raising $300,000. On June
10, 1988 Knickerbocker acquired a concrete formula and rights to produce and sell a concrete product by acquiring the stock of the owning corporation. Knickerbocker issued common stock to the owners of this corporation and the developer of the formula.

Following the acquisition Knickerbocker began marketing its concrete products. Knickerbockers certified audits show that for the year 1988 the company had operating expenses of $215,342. The company had sales of 161,529 in 1998 and $52,500 in 1990 with operating losses of $89,352 in 1989 and $29,133 in 1990.

An involuntary bankruptcy petition was filed against the company in mid 1990 which effectually froze any further business operations. The bankruptcy petition was later dismissed. Over the following 2-3 years Knickerbocker was successful in settling with its creditors by issuing stock for debt which allowed the company to survive.

In 1993 the Knickerbocker shareholders asked me to become a director and hopefully arrange a merger for Knickerbocker, which at that time was trading on the OTCBB and Pink
Sheets. In total the Knickerbocker stock was listed on the Pink Sheets and Bulletin Board for nearly 10 years until 2005. I agreed to serve as a director and to fund the legal, audit, and compliance expenses in consideration for common stock and notes which were issued. Additional shares were issued to other directors and officers as compensation for serving.

In response to your January 11th letter I informed some of these shareholders that Knickerbocker may not be able to lift the restriction on their shares under Rule 144. Their response was quite hostel. They pointed out that their shares were issued well before January 21, 2000 and in most cases while Knickerbocker was operational or in settlement for debt.

Under the circumstances I suggest that Knickerbocker make a statement in our Form 10-SB to the effect that any securities issued after January 21, 2000, are not eligible for resale under Rule 144 and must be registered under the Securities Act.

Hopefully this statement will satisfy the objectives and policy set forth in the January 21, 2000 Ken Worm letter and still be fair to the old Knickerbocker shareholders.


Respectfully submitted


/s/Dempsey K. Mork

Dempsey K. Mork, President
Knickerbocker Capital Company.